UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------
                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULES 13d-1(b), (c), AND (d)
                      AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(b)

                             (Amendment No. ____ )*

                       RIGHT MANAGEMENT CONSULTANTS, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    766573109
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                NOVEMBER 15, 1999
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[     ]  Rule 13d-1(b)
[  x  ]  Rule 13d-1(c)
[     ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 766573109                    13G                           Page 1 of 4


1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                  RICHARD J. PINOLA
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3              SEC USE ONLY

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4              CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
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NUMBERS OF        5        SOLE VOTING POWER
SHARES
BENEFICIALLY               334,600
OWNED BY          6        SHARED VOTING POWER
EACH
REPORTING                  0
PERSON            7        SOLE DISPOSITIVE POWER
WITH
                           334,600
                  8        SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     334,600
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]


--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                    5.6%
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12      TYPE OF REPORTING PERSON
                      IN
--------------------------------------------------------------------------------

Item 1 (a).                Name of Issuer:

                           Right Management Consultants, Inc.

Item 1 (b).                Address  of Issuer's Principal Executive Offices:

                           1818 Market Street
                           33rd Floor
                           Philadelphia, PA 19103-3614

Item 2 (a).                Name of Person Filing:

                           Richard J. Pinola

Item 2 (b).                Address of Principal Business Office or if none,
                           Residence:

                           Right Management Consultants, Inc.
                           1818 Market Street
                           33rd Floor
                           Philadelphia, PA 19103-3614

Item 2 (c).                Citizenship:

                           United States of America

Item 2 (d).                Title of Class of Securities:

                           Common Stock, par value $ .01 per share.

Item 2 (e).                CUSIP Number:

                           766573109

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b),or 13d-2 (b) or (c), Check Whether the Person Filing is a:

                           Not Applicable.

Item 4.                    Ownership:

                           (a) Richard J. Pinola (the "Reporting Person") beneficially owns 334,600 shares of the common stock, par value $ .01 per share, of Right Management Consultants, Inc.

                           (b) The 334,600 shares held by the Reporting Person represent approximately 5.6% of the class.

                           (c) Number of shares as to which such person has:

                                    (i) Sole power to vote or to direct the vote
                                        334,600

                                    (ii)Shared  power to vote or to  direct  the
                                        vote 0

                                    (iii) Sole power to dispose or to direct the
                                        disposition of 334,600

                                    (iv)Shared  power to  dispose  or to  direct
                                        the disposition of 0

Item 5.                    Ownership of Five Percent or Less of a Class.

                           Not applicable.

Item 6.                    Ownership of More than Five Percent on Behalf of
                           Another Person.

                           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not applicable.

Item 8.                    Identification  and  Classification of Members of the
                           Group.

                           Not applicable.

Item 9.                    Notice of Dissolution of Group.

                           Not applicable.

Item 10.                   Certifications.

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 23, 1999                         By: /S/ RICHARD J. PINOLA
                                              Richard J. Pinola
                                              Chairman of the Board and
                                              Chief Executive Officer